UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended January 31 , 2025

EMO CAPITAL, CORP.
(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00915

Nevada	93-2327059
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10409 Pacific Palisades Ave Las Vegas, NV	89144
(Address of principal executive offices)	(Zip Code)

1-661-519-5708

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this semiannual Report, references to “Emo Capital, Corp.”, “Emo”, “we,” “us,” “our,” or the “company” mean Emo Capital, Corp..

THIS  SEMIANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

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ITEM 1. DESCRIPTION OF BUSINESS

Emo Capital, Corp. is dedicated to organic fertilizer and relevant agriculutre services. Company management recently has made a decision to expand company's business to cannabis nursery sector. Company has discontinued its involvement in the organic fertilizer sector and related agricultural services. The previously approved " Form 1-A offering circular " for organic fertilizer venture has been withdrawn. Company has planned to build a cannabis nursery facility in California City to provide cannabis seedlings to meet the growing demand of cannabis cultivators in California. We will offer a diverse selection of strains. Company is still in the stage of raising funds through a " Reg A offering registration ". Up until the date of this filing, no funds have been raised. Company has yet to start any construction of nursery facilicity and operation of seedling production.

Coporate History

Emo Capital, Corp. (“we”, “our, “Emo”, the “Company”) is a for profit corporation established under the corporate laws of the State of Nevada on August 23, 2006 to create and develop a new social networking website targeted to the Chinese speaking market.

On February 28, 2008, the Company's registration statement on Form SB-2 was declared effective by the staff of the Securities and Exchange Commission (“SEC”). In that registration statement, the Company registered shares of common stock for sale in a self-underwritten offering and for public resale by certain stockholders identified in the registration statement. Upon the effective date of the registration statement, the Company became subject to the reporting requirements of Section 12(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and commenced filing reports under the Exchange Act through the quarter ended April 30, 2017.

On March 12, 2019, the Eight Judicial District Court of Nevada entered an order appointing Bryan Glass as custodian of the Company, authorizing and directing him to, among other things, take any action reasonable, prudent and for the benefit of the Company, including reinstating the Company under Nevada law, appointing officers and convening an annual meeting of stockholders (the “Order”). Mr. Glass was not a shareholder of the Company on the date that he applied to serve as a custodian of the Company. Thereafter, the board of directors and Mr. Glass, in his role as custodian, appointed himself to serve as the President of the Company.

From time to time, Mr. Glass has submitted and may in the future submit applications to the courts of the state of Nevada to be appointed as the custodian of corporations in which he already is a shareholder that have forfeited their right to exist as a corporation for reasons such as failure to file annual reports or to pay required fees, and such applications may or may not be successful. If the court approves the application, Mr. Glass is appointed to serve as the custodian of such corporations. In the past, he either has contributed assets to these corporations or sold them to third parties.

On March 19, 2019, (i) the Company was reinstated as a corporation under the laws of Nevada and (ii) the Company filed a Certificate of Amendment to the Articles of Incorporation Filed By Custodian specifically to advise the secretary of state that Mr. Glass did not have a previous history of criminal, administrative, civil or National Association of Securities Dealers or SEC investigations, violations or convictions against him or any of his affiliates. By resolutions dated March 19, 2019, Mr. Glass, in his capacity as the custodian of the Company, appointed himself to serve as the president, secretary and treasurer of the Company. In addition, on March 19, 2019, the Company issued to Mr. Glass 60,000,000 shares of common stock at a price of $0.001 per share for an aggregate cost of $660,000, which sum was paid by the performance of services to the Company and the reimbursement of expenses incurred by Mr. Glass on the Company's behalf in the amount of $16,065. The expenses incurred by Mr. Glass included $6,065 to the state of Nevada for fees in connection with reinstating the Company and other filings to bring the Company current under the requirements of Nevada corporate law, and $10,000 to the transfer agent for outstanding fees.

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On May 20, 2019, the Company held a shareholders meeting at which the holders of 60,001,000 shares, representing a majority of the outstanding shares of common stock of the Company as of such date, were present and voted. At the meeting, the holders of all of the shares of common stock voting at the meeting appointed Bryan Glass to serve as a director of the Company.

On September 6, 2019, the Company filed a Form 15 with the SEC terminating the registration of its class of common stock under Section 12(g) of the Exchange Act and its duty to file periodic and other reports with the SEC.

On September 23, 2020, Mr. Glass sold 58,000,000 million shares of common stock, representing approximately 96.67% of the shares he owned in the Company, and equal to approximately 60.73% of the total number of outstanding shares of the Company's common stock, to Collingswood Capital Group for the sum of $85,000. Mr. Robertson, the principal of Collingswood Capital Group, became acquainted with Mr. Glass through a mutual associate and they subsequently negotiated a deal for his control block of shares in the Company. Concurrent with the sale of his shares, Mr. Glass resigned as a director of and from all positions he held with the Company but prior thereto the board of directors appointed Mr. Adeeb Tadros as a director and as the president of the Company.

Due to the default status of the Company with NVSOS, Mr. Guo as a shareholder was appointed as the custodian in the July of 2022. Mr. Guo appointed himself as the sole officer as the Company and renewed the articles of the Company with NVSOS. On August 9, 2022, the Company filed a Form 15 with the SEC terminating the registration of its class of common stock under Section 12(g) of the Exchange Act and its duty to file periodic and other reports with the SEC. In addition, on September 2, 2022, the Company issued to Mr. Guo 1,000 Series C preferred stock shares at a price of $1.00 per share for an aggregate cost of $1,000 to compensate his service to reinstate the Company. The termination of custodianship motion was granted by the court on January 22nd, 2024.

On January 3, 2023, Mr. Ming Du and Mr. Wei Zhou were appointed to the Board of Directors. On July 13, 2023, the corporation issued 220,000,000 common stock shares to Mr. Guo, Mr. Zhou, and Mr. Du. The shares were valued at the market price of $0.005 per share, which was the trading price per share on July 13, 2023, the day the transactions occurred. The shares were issued at a rate of $0.001 per share, resulting in an aggregated cost of $1,100,000. At the 2023 annual meeting, Mr. Xiaojun Ren and Mr. Ky Hoang were elected on the Board of Directors. Mr. Ren was appointed as the secreatry and treasurer. Mr. Guo resigned from the secretary and treasurer positions.

On December 8, 2023, Emo Captial, Corp. (the "Company") entered into a "Research & Development Joint Venture Agreement" for cannabis strain breeding with The American Green Cross, Inc., a California entity (referred to as "Green"). This agreement marks a significant strategic collaboration between the two entities for advancing research and development initiatives in the field of cannabis strain breeding. This collaboration aligns with Company's commitment to fostering innovation and expanding its presence within the cannabis industry. The agreement's duration extends initially for three years from the Commencement Date, with automatic annual renewals thereafter. As an extra compensation for Green's provision of space and relevant license, a total of 120,000,000 common shares will be issued and distributed to Green's controlling person in three installments over the next three years.

On August 23, 2024, the company held its annual shareholders' meeting for the 2023-2024 fiscal year. During the meeting, the Board of Directors was elected, and new company officers were appointed. Mr. Xiaojun Ren stepped down as Secretary and Treasurer, while Mr. Junhua Guo resigned as CEO and CFO. Mr. Teck Heng Lim was elected President and Director of the company. Mrs. Yanqian Zhou and Mr. Danping Sheng were also elected as Directors. Following the election, Mr. Lim was appointed CEO, Mrs. Zhou as CFO, and Mr. Guo as both Secretary and CFO.

On November 26, 2024, the company announced the resignations of Mr. Teck Heng Lim from his positions as Board Director, President, and CEO, and Mrs. Yanqian Zhou from her roles as Board Director and Co-CFO. A shareholders' meeting was convened to reelect the Board of Directors and appoint new officers. Mr. Junhua Guo was elected President of the company, while Mr. Guo, Mr. Xiaojun Ren, Mr. Ming Du, Mr. Ky Hoang, and Mr. Wei Zhou were elected as Board Directors. Additionally, Mr. Guo was appointed as the company's CEO and CFO, while retaining his roles as Secretary and Treasurer. Mr. Danping Sheng remained on the Board as a Director.

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ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANICAL CONDITION AND RESULTS OF OPERATION

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results

The company is actively seeking funding to support its operations, and as of now, no funds have been raised through the Regulation A offering. The bulk of our general and administrative expenses comprise salaries, benefits, and share-based compensation for specific executives, along with expenses related to our legal, finance, human resources, corporate communications, policy, and other administrative staff. Additionally, professional and legal services contribute to our general and administrative expenses. Anticipating significant costs in marketing the current Regulation A offering, finalizing sales, and overseeing operational aspects, the company is prepared for substantial expenditures.

Liquidity and Capital Resources

As of January 31, 2025, the Company’s cash on hand was $0. Total assets is $0.

Revenue for the semiannual period ended  January 31, 2025 was $0. Net Loss is $1,641.

Plan of Operations

The Company believes that the proceeds of the current Regulation A Offering will satisfy its cash requirements for the next twelve months. To complete the Company's entire development plan, it may have to raise additional funds in the next twelve months. The Company may make significant changes in the number of employees at the corporate level. The Company intends to make substantial investment in constructing the nursery facility in the next 12 months as funds are raised through the Regulation A offering. As Company starts the nursery seedling production, Company will incur substantial marketing and sales expenses which will consist primarily of salaries, and benefits for employees engaged in sales, sales support, marketing, business development, and customer service functions. Our marketing and sales expenses also include marketing and promotional expenditures. The Company expects that the cost of revenue for its operations will consist primarily of expenses associated with the expansion of business. These include expenses related to providing funds for construction of new facility, employee salaries, and marketing and sales events.

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ITEM 3. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office
Adam Guo	Chief Executive Officer Chief Financial Officer Chair of Board	46	Annual, reelected November 2024
Wei Zhou	Chief Technology Officer Director	53	Annual, reelected November 2024
Xiaojun Ren	Secretary ad treasurer Director	55	Annual, relected November 2024
Ming Du	Chief Operation Officer Director	56	Annual, reelected November 2024
Ky Hoang	Manager Director	47	Annual, reelected November 2024
Danping Sheng	Manager Director	42	Annual, elected August 2024

Information about our Executive Officers

The business experience during the past five years of the person presently listed above as an Officer or Director of the Company is as follows:

Mr. J. Adam Guo, Ph.D., has expertise in strategy, growth, and business restructuring, servess as Chief Executive Officer and President of the Board of Directors. His leadership and vision will be essential for business start-up practices and operations. Since 2014, he has been working as a full-time professor at the California State Universty, Bakersfield. He was appointed as the President of Emerging Holdings, Inc in Nevada in 2021 and is still currently actively serving as the presdient and director of the Emerging Holdings, Inc.

Mr. Ming Du, B.S., is the founder and served as the CEO of Shaanxi Chenao Agricultural Technology Co., Ltd, China from 2016 to 2018, specializing in organic fertilizer business. Since 2019, he has been the president and director of and hired full-time by Haijing International, Inc. California.

Mr. Wei Zhou, Ph.D., is one full-time Associate Professor research of germplasm innovation of major vegetables and crops including spinach, rice, hemp, etc. at the Florida A&M University since 2021. He was the plant scientis manager at the International Hemp Exchange, Orogen from 2019 to 2020. Before then, he served as the Hybrid Rice Breeder and NSPP Manager at Syngenta, Philippine. As well, he serves as a director of Emerging Holdings, Inc., Nevada since 2021.

Mr. Xiaojun Ren, M.S., data and logistic management scientist, has mor then 20 years of working experience focusing on large data-base management and company daily operation.

Mr. Ky Hoang, has more than 20 years of working experience in entertainment industry.

Mr. Sheng, a partner at Huayi Xin Capital (www.hyxinvest.com), has supported numbers of companies in early-stage shareholding reforms, equity incentives, and IPO guidance. He has successfully led over ten companies through IPO projects, with a cumulative financing total over $300 million.

Family Relationships

There are no family relationships among the directors and executive officers.

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Conflicts of Interest- General

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses. Thus, there exist potential conflicts of interest including, among other things, time, efforts and corporation opportunity, involved in participation with such other business entities. While our certain of our officers and directors are engaged in business activities outside of our business, they devote to our business such time as they believe to be necessary.

Conflicts of Interest- Corporate Opportunities

Presently no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officers and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise. Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring an affiliate, associate person or business opportunity from any affiliate or any client of any such person.

Committees to the Board of Directors

In the ordinary course of business, the board of directors maintains a compensation committee and an audit committee.

The primary function of the compensation committee is to review and make recommendations to the board of directors with respect to the compensation, including bonuses, of our officers and to administer the grants under our stock option plan.

The functions of the audit committee are to review the scope of the audit procedures employed by our independent auditors, to review with the independent auditors our accounting practices and policies and recommend to whom reports should be submitted, to review with the independent auditors their final audit reports, to review with our internal and independent auditors our overall accounting and financial controls, to be available to the independent auditors during the year for consultation, to approve the audit fee charged by the independent auditors, to report to the board of directors with respect to such matters and to recommend the selection of the independent auditors.

In the absence of a separate audit committee our board of directors’ functions as audit committee and performs some of the same functions of an audit committee, such as recommending a firm of independent certified public accountants to audit the annual financial statements; reviewing the independent auditor’s independence, the financial statements and their audit report; and reviewing management’s administration of the system of internal accounting controls.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years:

(1) had a petition under the Federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

(2) has been convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

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(3) has been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii) Engaging in any type of business practice; or

(iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

(4) has been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in (3)(i) above, or to be associated with persons engaged in any such activity;

(5) has been found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

(6) has been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

(7) has been the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i) Any Federal or State securities or commodities law or regulation; or

(ii) Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii) Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

(8) has been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

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Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Total voting power per beneficial owner
Common Stock	J. Adam Guo (1)	200,000	0	less than 0.1%	N/A
Preferred Stock	J. Adam Guo (1)	1,000	0	100%	60%
Common Stock	Wei Zhou (1)	35,000,000	0	12%	N/A
Common Stock	Ming Du (1)	35,000,000	0	12%	N/A
Common Stock	Juanming Fang (2)	14,000,000	0	5%	N/A
Common Stock	Collingswood Capital Group (3)	58,000,000	0	19%	N/A
Common Stock	Xiaojun Ren (1)	30,000,000	0	10%	N/A
Common Stock	Ky Hoang (1)	30,000,000	0	10%	N/A
Common Stock	Jian Li (4)	30,000,000	0	10%	N/A
Common Stock	Holife Trading Limited, Singapore (5)	45,000,000	0	15%	N/A

(1) 10409 Pacific Palisades Ave, Las Vegas, NV 89144

(2) 115 He Xiang Road, Bai He Village, Qing Pu, Shanghai, PRC

(3) Ave. Insurgentes Sur 730, Mexico City 03100. Neil Robertson is the sole owner of this entity and directly exercises sole voting and investment control with respect to the shares of common stock listed in the table as being owned by this entity.

(4) Jian Li is the chief financial officer of the The American Green Cross, Inc. at 7311 Fulton Avenue, North Hollywood, CA 91605.

(5) Serangoon Road, Rooftop Level (Annex Building), Singapore 218227

* The beneficial ownership was calculated based on the total common stock shares 300,500,000 of outstanding by January 31, 2025.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has not engaged in any transaction, since the beginning of August 1, 2022, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest, except as follows:

The existing management team provided $34,713 in capital to support the company's operations by July 31, 2024. To settle $28,000 of this advancement, the company issued 280,000,000 common shares.

The existing management team provided $1,641 in capital to support the company's operations in the last half year by January 31, 2025.

On December 8, 2023, Company entered into a "Research & Development Joint Venture Agreement" for cannabis strain breeding with The American Green Cross, Inc., a California entity (referred to as "Green"). This agreement marks a significant strategic collaboration between the two entities for advancing research and development initiatives in the field of cannabis strain breeding. This collaboration aligns with Company's commitment to fostering innovation and expanding its presence within the cannabis industry. The agreement's duration extends initially for three years from the Commencement Date, with automatic annual renewals thereafter. As an extra compensation for Green's provision of space and relevant license, a total of 120,000,000 common shares will be issued and distributed to Green's controlling person in three installments over the next three years. The first installment 30,000,000 was issued at a market price of $0.0098/share on the day of the agreement being signed. This joint venture was terminated as the first year's contract completed.

ITEM 6. OTHERE INFORMATION

None.

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ITEM 7. FINANCIAL STATEMENTS

EMO CAPITAL, CORP.

BALANCE SHEETS

(unaudited)

	January 31,	July 31,
	2025	2024

ASSETS

CURRENT ASSETS
Cash	$-	$-
Total current assets	-	-

Other Assets	-	-
Total non-current assets	-	-

TOTAL ASSETS	$-	$-

LIABILITIES AND STOCKHOLDERS’ DEFICIT

LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses	$46,990	$46,990
Loan payable	21,779	20,138
Accrued Interest	-	-
Total current liabilities	68,769	67,128

Non-current Liabilities:
Operating lease obligation, net of current portion	-	-
TOTAL LIABILITIES	68,769	67,128

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ DEFICIT
Common stock: authorized 450,000,000; $0.001 par value; 300,500,000 and 405,500,000 shares issued and outstanding as of January 31, 2025 and July 31, 2024	270,500	375,500
Preferred stock: $.001 par value; 1,000 and 0 shares issued and outstanding at January 31, 2025 and July 31, 2024	1	-
Additional Paid in Captial	27,499	2,011,999
Contributed Capital	2,089,500
Retained Earnings (Accumulated Deficit)	(2,456,269)	(2,454,628)
Total Stockholders’ deficit	(68,769)	(67,128)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$-	$-

The accompanying notes are an integral part of these financial statements.

F-1

EMO CAPITAL, CORP.

STATEMENTS OF OPERATIONS AND LOSS

(unaudited)

	For the the date Ended
	January 31, 2025	July 31, 2024
Operating revenue:
Revenue	$-	$-
Total Revenue	-	-

Operating expenses:
General and administrative expenses	$1,641	$298,394
Professional fees	-	5,500
Legal fees	-	-
Compensation expenses	-	240,000
Total operating expenses	1,641	543,894

Loss from operations	(1,641)	(543,894)

Other Income (Expense):
Loss on issuance of shares for debt extinguishment	-	(54,000)
Interest Expense
Total other income (expense)	-	(54,000)

Net loss before income tax provision	(1,641)	(597,894)
Provision for income tax	-	-

Net loss	$(1,641)	$(597,894)

Net loss per common share
Basic and diluted	$(0.00)	$(0.00)

Weighted average common shares outstanding
Basic and diluted	300,500,000	405,500,000

The accompanying notes are an integral part of these financial statements.

F-2

EMO CAPITAL, CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(unaudited)

	Common Stock: Shares	Common Stock: Amount	Preferred Stock: Shares	Preferred Stock: Amount	Additional Paid in Capital	Accumulated Deficit	Totals
Balance – July 31, 2024	315,500,000	$285,500	1,000	$1	$1,507,999	$(1,857,784)	(64,284)

Shares Cancelation	(105,000,000)	(105,000)	-	-	(1,984,500)	-	(2,089,500)

Contributed Capital	-	-	-	-	-	-	2,089,500

Net loss	-	-	-	-	-	(1,641)	(1,641)

Balance January 31, 2025	300,500,000	$270,500	1,000	$1	$27,499	$(2,456,269)	(68,769)

	Common Stock: Shares	Common Stock: Amount	Preferred Stock: Shares	Preferred Stock: Amount	Additional Paid in Capital	Accumulated Deficit	Totals
Balance – July 31, 2023	315,500,000	$285,500	1,000	$1	$1,507,999	$(1,857,784)	(64,284)

Shares issued for joint venture	30,000,000	30,000	-	-	264,000	-	294,000

Shares issued for paying loans	60,000,000	60,000	-	-	240,000	-	300,000

Net loss	-	-	-	-	-	(596,844)	(596,844)

Balance July 31, 2024	405,500,000	$375,500	1,000	$1	$2,011,999	$(2,454,628)	(67,128)

	Common Stock: Shares	Common Stock: Amount	Preferred Stock: Shares	Preferred Stock: Amount	Additional Paid in Capital	Accumulated Deficit	Totals
Balance – July 31, 2022	95,500,000	$65,500	-	$-	$627,000	$(754,196)	(61,696)

Shares issued for professional services	-	-	1,000	1	999	-	1,000

Shares issued for paying loans	220,000,000	220,000	-	-	880,000	-	1,100,000

Net loss	-	-	-	-	-	(1,103,588)	(1,103,588)

Balance July 31, 2023	315,500,000	$285,500	1000	$1	$1,507,999	$(1,857,784)	(64,284)

The accompanying notes are an integral part of these financial statements.

F-3

EMO CAPITAL, CORP.

STATEMENTS OF CASH FLOWS

(unaudited)

	For the date ended
	January 31, 2025	July 31, 2024
OPERATING ACTIVITIES:
Net loss	$(1,641)	$(596,844)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Shares issued for joint venture	-	294,000
Stock-based compensation	-	240,000
Loss on issuance of shares for debt extinguishment	-	54,000
Loan payable - related party	-	(470)
NET CASH USED IN OPERATING ACTIVITIES	(1,641)	(9,314)

INVESTING ACTIVITIES:
Fixed asset purchases	-	-
Project development costs	-	-
NET CASH USED IN INVESTIING ACTIVITIES	-	-

FINANCING ACTIVITIES:
Proceeds from related party loan	1,641	9,314
Contributions to capital	-	-
Loan payable	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,641	9,314

NET INCREASE/(DECREASE) IN CASH	-	-
CASH – BEGINNING OF PERIOD	-	-
CASH – END OF PERIOD	$-	$-

SUPPLEMENTAL CASHFLOW INFORMATION:
Cash paid for:
Income tax	$-	$-
Interest	$-	$-

The accompanying notes are an integral part of these financial statements.

F-4

EMO CAPITAL, CORP.

NOTES TO THE FINANCIAL STATEMENTS

JANUARY 31, 2025

(unaudited)

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Emo Capital, Corp. (“we”, “our, “Emo”, the “Company”) is a for profit corporation established under the corporate laws of the State of Nevada on August 23, 2006 to create and develop a new social networking website targeted to the Chinese speaking market.

On February 28, 2008, the Company's registration statement on Form SB-2 was declared effective by the staff of the Securities and Exchange Commission (“SEC”). In that registration statement, the Company registered shares of common stock for sale in a self-underwritten offering and for public resale by certain stockholders identified in the registration statement. Upon the effective date of the registration statement, the Company became subject to the reporting requirements of Section 12(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and commenced filing reports under the Exchange Act through the quarter ended April 30, 2017.

On March 12, 2019, the Eight Judicial District Court of Nevada entered an order appointing Bryan Glass as custodian of the Company, authorizing and directing him to, among other things, take any action reasonable, prudent and for the benefit of the Company, including reinstating the Company under Nevada law, appointing officers and convening an annual meeting of stockholders (the “Order”). Mr. Glass was not a shareholder of the Company on the date that he applied to serve as a custodian of the Company. Thereafter, the board of directors and Mr. Glass, in his role as custodian, appointed himself to serve as the President of the Company.

From time to time, Mr. Glass has submitted and may in the future submit applications to the courts of the state of Nevada to be appointed as the custodian of corporations in which he already is a shareholder that have forfeited their right to exist as a corporation for reasons such as failure to file annual reports or to pay required fees, and such applications may or may not be successful. If the court approves the application, Mr. Glass is appointed to serve as the custodian of such corporations. In the past, he either has contributed assets to these corporations or sold them to third parties.

On March 19, 2019, (i) the Company was reinstated as a corporation under the laws of Nevada and (ii) the Company filed a Certificate of Amendment to the Articles of Incorporation Filed By Custodian specifically to advise the secretary of state that Mr. Glass did not have a previous history of criminal, administrative, civil or National Association of Securities Dealers or SEC investigations, violations or convictions against him or any of his affiliates. By resolutions dated March 19, 2019, Mr. Glass, in his capacity as the custodian of the Company, appointed himself to serve as the president, secretary and treasurer of the Company. In addition, on March 19, 2019, the Company issued to Mr. Glass 60,000,000 shares of common stock at a price of $0.001 per share for an aggregate cost of $660,000, which sum was paid by the performance of services to the Company and the reimbursement of expenses incurred by Mr. Glass on the Company's behalf in the amount of $16,065. The expenses incurred by Mr. Glass included $6,065 to the state of Nevada for fees in connection with reinstating the Company and other filings to bring the Company current under the requirements of Nevada corporate law, and $10,000 to the transfer agent for outstanding fees.

On May 20, 2019, the Company held a shareholders meeting at which the holders of 60,001,000 shares, representing a majority of the outstanding shares of common stock of the Company as of such date, were present and voted. At the meeting, the holders of all of the shares of common stock voting at the meeting appointed Bryan Glass to serve as a director of the Company.

On September 6, 2019, the Company filed a Form 15 with the SEC terminating the registration of its class of common stock under Section 12(g) of the Exchange Act and its duty to file periodic and other reports with the SEC.

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On September 23, 2020, Mr. Glass sold 58,000,000 million shares of common stock, representing approximately 96.67% of the shares he owned in the Company, and equal to approximately 60.73% of the total number of outstanding shares of the Company's common stock, to Collingswood Capital Group for the sum of $85,000. Mr. Robertson, the principal of Collingswood Capital Group, became acquainted with Mr. Glass through a mutual associate and they subsequently negotiated a deal for his control block of shares in the Company. Concurrent with the sale of his shares, Mr. Glass resigned as a director of and from all positions he held with the Company but prior thereto the board of directors appointed Mr. Adeeb Tadros as a director and as the president of the Company.

Due to the default status of the Company with NVSOS, Mr. Guo as a shareholder was appointed as the custodian in the July of 2022. Mr. Guo appointed himself as the sole officer as the Company and renewed the articles of the Company with NVSOS. On August 9, 2022, the Company filed a Form 15 with the SEC terminating the registration of its class of common stock under Section 12(g) of the Exchange Act and its duty to file periodic and other reports with the SEC. In addition, on September 2, 2022, the Company issued to Mr. Guo 1,000 Series C preferred stock shares at a price of $1.00 per share for an aggregate cost of $1,000 to compensate his service to reinstate the Company. The termination of custodianship motion was granted by the court on January 22nd, 2024.

On January 3, 2023, Mr. Ming Du and Mr. Wei Zhou were appointed to the Board of Directors. On July 13, 2023, the corporation issued 220,000,000 common stock shares to Mr. Guo, Mr. Zhou, and Mr. Du. The shares were valued at the market price of $0.005 per share, which was the trading price per share on July 13, 2023, the day the transactions occurred. The shares were issued at a rate of $0.001 per share, resulting in an aggregated cost of $1,100,000. At the 2023 annual meeting, Mr. Xiaojun Ren and Mr. Ky Hoang were elected on the Board of Directors. Mr. Ren was appointed as the secreatry and treasurer. Mr. Guo resigned from the secretary and treasurer positions. To settle $6,000 loan provided by Mr. Ren and Mr. Hoang, the company issued 60,000,000 common shares to Mr. Ren and Mr. Hoang at a rate of $0.001 per share, resulting in an aggregation cost of $300,000 at the market price of $0.005 per share on the day of shares being issued.

On December 8, 2023, Emo Captial, Corp. (the "Company") entered into a "Research & Development Joint Venture Agreement" for cannabis strain breeding with The American Green Cross, Inc., a California entity (referred to as "Green"). This agreement marks a significant strategic collaboration between the two entities for advancing research and development initiatives in the field of cannabis strain breeding. This collaboration aligns with Company's commitment to fostering innovation and expanding its presence within the cannabis industry. The agreement's duration extends initially for three years from the Commencement Date, with automatic annual renewals thereafter. As an extra compensation for Green's provision of space and relevant license, a total of 120,000,000 common shares will be issued and distributed to Green's controlling person in three installments over the next three years. The first installment 30,000,000 was issued, resulting an aggregated cost of $294,000 at a market price of $0.0098/share on the day of the agreement being signed.

On August 23, 2024, the company held its annual shareholders' meeting for the 2023-2024 fiscal year. During the meeting, the Board of Directors was elected, and new company officers were appointed. Mr. Xiaojun Ren stepped down as Secretary and Treasurer, while Mr. Junhua Guo resigned as CEO and CFO. Mr. Teck Heng Lim was elected President and Director of the company. Mrs. Yanqian Zhou and Mr. Danping Sheng were also elected as Directors. Following the election, Mr. Lim was appointed CEO, Mrs. Zhou as CFO, and Mr. Guo as both Secretary and CFO.

On November 26, 2024, the company announced the resignations of Mr. Teck Heng Lim from his positions as Board Director, President, and CEO, and Mrs. Yanqian Zhou from her roles as Board Director and Co-CFO. A shareholders' meeting was convened to reelect the Board of Directors and appoint new officers. Mr. Junhua Guo was elected President of the company, while Mr. Guo, Mr. Xiaojun Ren, Mr. Ming Du, Mr. Ky Hoang, and Mr. Wei Zhou were elected as Board Directors. Additionally, Mr. Guo was appointed as the company's CEO and CFO, while retaining his roles as Secretary and Treasurer. Mr. Danping Sheng remained on the Board as a Director.

Emo Capital, Corp. is dedicated to organic fertilizer and relevant agriculutre services. Company management recently has made a decision to expand company's business to cannabis nursery sector. Company has discontinued its involvement in the organic fertilizer sector and related agricultural services. The previously approved " Form 1-A offering circular " for organic fertilizer venture has been withdrawn. Company has planned to build a cannabis nursery facility in California City to provide cannabis seedlings to meet the growing demand of cannabis cultivators in California. We will offer a diverse selection of strains. Company is still in the stage of raising funds through a " Reg A offering registration ". Up until the date of this amendment, no funds have been raised. Company has yet to start any construction of nursery facilicity and operation of seedling production.

The Company qualifies as an “emerging growth company,” as defined in Section 2(a)(19) of the Securoties Act and it may choose to follow disclosure requirements that are scaled for newly public companies.

A company qualifies as an emerging growth company if it has total annual gross revenues of less than $1.07 billion during its most recently completed fiscal year and, as of December 8, 2011, had not sold common equity securities under a registration statement. A company continues to be an emerging growth company for the first five fiscal years after it completes an IPO, unless one of the following occurs:

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● its total annual gross revenues are $1.06 billion or more;

● it has issued more than $1 billion in non-convertible debt in the past three years; or

● it becomes a "large accelerated filer," as defined in Exchange Act Rule 12b-2.

Emerging growth companies are permitted:

● to include less extensive narrative disclosure than required of other reporting companies, particularly in the description of executive compensation;

● to provide audited financial statements for two fiscal years, in contrast to other reporting companies, which must provide audited financial statements for three fiscal years;

● not to provide an auditor attestation of internal control over financial reporting under Sarbanes-Oxley Act Section 404(b);

● to defer complying with certain changes in accounting standards; and

● to use test-the-waters communications with qualified institutional buyers and institutional accredited investors

The Company's fiscal year end is July 31st.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. As reflected in the accompanying financial statements, the Company has a deficit accumulated of $1,641 and cash used in operations of $1,641 during the semin annual by the January 31, 2024.

The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. These circumstances raise substantial doubt about the Company's ability to continue as a going concern for the 12 months from the date when these financial statements were issued. The accompanying financial statements do not include any adjustments that might arise because of this uncertainty.

To address these aforementioned, management has undertaken the following initiatives: 1) enter into discussions to secure additional equity funding from current or new shareholders; 2) undertake a program to continue to monitor the Company's ongoing working capital requirements and minimum expenditure commitments; 3) continue their focus on maintaining an appropriate level of corporate overhead in line with the Company's available cash resources.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and are presented as audited in United States dollars. The Company believes that these financial statements present fairly, in all material respects, the financial position of the Company and the results of its operations and cash flows for the periods presented.

All adjustments have been made which in the opinion of management are necessary, normal, and recurring in nature for presentation.

Cash and Cash Equivalents- For purposes of the Statement of Cash Flows, the Company considers liquid investments with an original maturity of six months or less to be cash equivalents.

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Management's Use of Estimates- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The financial statements above reflect all of the costs of doing business.

Revenue Recognition- The Company applies paragraph 605-10-S99-1 of the FASB Accounting Standards Codification for revenue recognition. The Company recognizes revenue when it is realized or realizable and earned less estimated future doubtful accounts. The Company considers revenue realized or realizable and earned when all the following criteria are met:

(i) persuasive evidence of an arrangement exists,

(ii) the services have been rendered and all required milestones achieved,

(iii) the sales price is fixed or determinable, and

(iv) collectability is reasonably assured.

Comprehensive Income (Loss) - The Company reports Comprehensive income and its components following guidance set forth by section 220-10 of the FASB Accounting Standards Codification which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the period covered in the financial statements.

Net Income per Common Share- Net loss per common share is computed pursuant to section 260-10-45 of the FASB Accounting Standards Codification. Basic net loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed by dividing net loss by the weighted average number of shares of common stock and potentially outstanding shares of common stock during each period.

Deferred Taxes- The Company accounts for income taxes under Section 740-10-30 of the FASB Accounting Standards Codification. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of operations in the period that includes the enactment date.

Fair Value of Financial Instruments- The carrying amounts reported in the balance sheet for cash, accounts receivable and payable approximate fair value based on the short-term maturity of these instruments.

Accounts Receivable- Accounts deemed uncollectible are written off in the year they become uncollectible. As of January 31, 2025 the balance in Accounts Receivable was $0 and $0.

Impairment of Long-Lived Assets- The Company evaluates the recoverability of its fixed assets and other assets in accordance with section 360-10-15 of the FASB Accounting Standards Codification for disclosures about Impairment or Disposal of Long-Lived Assets. Disclosure requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds its expected cash flows. If so, it is impaired and is written down to fair value, which is determined based on either discounted future cash flows or appraised values. The Company adopted the statement on inception. No impairments of these types of assets were recognized during the period ended January 31, 2025.

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Stock-Based Compensation- The Company accounts for stock-based compensation using the fair value method following the guidance set forth in section 718-10 of the FASB Accounting Standards Codification for disclosure about Stock-Based Compensation. This section requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award- the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service.

Fair Value for Financial Assets and Financial Liabilities- The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification ("Paragraph 820-10-35-37") to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP), and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1: Quoted market prices available in active markets for identical assets or liabilities as of the reporting date..

Level 2: Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3: Pricing inputs that are generally unobservable inputs and not corroborated by market data.

The carrying amounts of the Company's financial assets and liabilities, such as cash and accrued expenses, approximate their fair values because of the short maturity of these instruments. The Company's note payable approximates the fair value of such instrument based upon management's best estimate of interest rates that would be available to the Company for similar financial arrangement on January 31, 2025.

The Company does not have any assets or liabilities measured at fair value on a recurring or a non-recurring basis, consequently, the Company did not have any fair value adjustments for assets and liabilities measured at fair value at January 31, 2025, nor gains or losses are reported in the statement of operations that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date for the period ended January 31, 2025.

Recently Issued Accounting Pronouncements

January 2019, the FASB issued ASU 2016-02, Leases (Topic 842) - ASU 2016-02 requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize, in the statement of financial position, a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of twelve months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. Public business entities should apply the amendments in ASU 2016-02 for fiscal years beginning after December 15, 2018 with a one-year deferral for Emerging Growth Companies, including interim periods within those fiscal years (i.e. January 1, 2019, for a calendar year entity). Early application is permitted for all public business entities and all non-public business entities upon issuance. The adoption of this standard did not have a material impact on the Company's financial position and results of operations.

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In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes ("ASU 2019-12"), which is intended to simplify various aspects related to accounting for income taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company's financial position, results of operations or cash flows.

NOTE 4 – SEGMENT REPORTING

The Company follows the guidance set forth by section 280-10 of the FASB Accounting Standards Codification for reporting and disclosure on operating segments of the Company. It also requires segment disclosures about products and services, geographic areas, and major customers. The Company determined that it did not have any separately reportable operating segments as of January 31, 2024.

NOTE 5 – CAPITAL STOCK

The Company is authorized to issue 450,000,000 Common Shares at $.001 par value per share.

During the year ended July 31, 2019, the company issued 60,000,000 shares to Mr. Glass in exchange for the payment of expenses totaling $16,065 to reinstate the Company. The shares issued were valued at the market price of $.011 per share which was the trading price per share on March 20, 2019 which is the day the transaction occurred.

Total issued and outstanding shares of common stock is 300,500,000 s of January 31, 2025.

Mr. Guo, as the court appointed custodian filed with NVSOS for preferred stock designation. As of July 31, 2023, 1,000 preferred series C stock shares is issued and outstanding at a price of $1.00 per share for an aggregate cost of $1,000 to compensate his service to reinstate the Company.

For the semi-annual period ending January 31, 2025, the Company canceled 105,000,000 shares of common stock that were returned by Holife Trading Limited, Singapore. Holife Trading Limited had originally acquired 150,000,000 shares from Mr. Guo for a total consideration of $50,000. However, only $15,000 of the transaction was completed. As a result, 105,000,000 shares were returned and subsequently canceled with the consent of Mr. Guo.

NOTE 6 – LOAN PAYABLE

 A series of loans were made from August 23, 2006 to October 31, 2015 totaling $13,425. A remaining balance of $8,354 is recorded as outstanding as of January 31, 2025, including an advance of $8,354 provided by Mr. Guo. These amounts are non-interest bearing, without a fixed repayment term, and are considered due on demand.

 Disclaimer Regarding Aged Debt:

 The series of loan totaling $13,425 originated prior to current management and is disclosed solely for historical and financial reporting purposes. The Company does not acknowledge the legal enforceability or current validity of this obligation and expressly reserves all rights under applicable law, including the right to assert that the debt is time-barred under the relevant statute of limitations.

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NOTE 7 – DEBT/ACCRUED LIABILITIES AND ACCOUNTS PAYABLE

Accrued liabilities and accounts payable totaling $46,990 were incurred by the Company during the period from August 23, 2006 through April 30, 2017. These amounts represent operating deficits funded by an unrelated third party. These liabilities are non-interest bearing, without a fixed repayment schedule, and are considered due on demand.

 Disclaimer Regarding Aged Debt:

 These obligations were incurred prior to the current management's appointment and are presented solely for transparency and historical accuracy. The Company does not admit liability or the legal enforceability of these obligations and specifically reserves all defenses, including the expiration of applicable statutes of limitations.

NOTE 8 – INCOME TAX

The Company provides for income taxes under (now included under Accounting Standards Codification (ASC 740), Accounting for Income Taxes. ASC 740 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rated in effect when these differences are expected to reverse.

ASC 740 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all the deferred tax assets will not be realized. For Federal income tax purposes, the Company has net operating loss carry forwards that expire through 2030. The net operating loss carry forward as of July 31, 2024 is approximately $1,810,713 and as of July 31, 2023 is $1,213,869 approximately. The total deferred tax asset is approximately $380,249 and $254,912 for the periods ending July 31, 2024 and 2023, respectively. These amounts were calculated net of amounts that management has determined would not be deductible for tax purposes.

No tax benefit has been reported in the financial statements because after evaluating our own potential tax uncertainties, the Company has determined that there are no material uncertain tax positions that have a greater than 50% likelihood of reversal if the Company were to be audited. The provision for income taxes differs from the amounts which would be provided by applying the statutory federal income tax rate of 21% to the net loss before provision for income taxes for the following reasons: The Company is not obligated to pay State Incomk Taxes because it is a Nevada corporation. The Company does not currently have any tax returns open for examination.

NOTE 9 – LEGAL PROCEEDINGS

As of the date of this filing, the Company is not a party to any pending or threatened legal proceedings, and no lawsuits or claims have been filed against the Company.

NOTE 10 – SUBSEQUENT/MATERIAL EVENTS

The Company evaluated for subsequent events through the issuance date of the Company's financial statements and has determined no subsequent events have occurred.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. (Exact name of issuer as specified in its charter).

Pursuant to the requirements of Regulation A, this Semiannual Report on Form 1-SA has been signed by the following persons in the capacities and on the dates indicated.

By: /s/ J. Adam Guo	May 22, 2025
Name: J. Adam Guo
Title: Chief Executive Officer, Chief Financial Officer and Director (Principal Executive Officer)

By: /s/ Wei Zhou	May 22, 2025
Name: Wei Zhou
Title: Director

By: /s/ Ming Du	May 22, 2025
Name: Ming Du
Title: Director

By: /s/ Xiaojun Ren	May 22, 2025
Name: Xioajun Ren
Title: Director

By: /s/ Ky Hoang	May 22, 2025
Name: Ky Hoang
Title: Director

By: /s/ Danping Sheng	May 22, 2025
Name: Danping Sheng
Title: Director

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